June 3, 2005

                                                       direct dial: 817.420.8209
                                                               vrew@winstead.com

                                                       direct dial: 817.420.8225
                                                            jhoover@winstead.com
Via Federal Express
-------------------

Ms. Maryse Mills-Apenteng
Division of Corporate Finance
Mail Stop 4-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re: Response to Comments Received from the Staff of the Commission with respect to the Schedule 13E-3 filed April 19, 2005 (File No. 5-37771) and the Schedule 14A filed April 18, 2005 (File No. 0-09574) of United Systems Technology, Inc., both of which were originally filed on March 7, 2005

Dear Ms. Mills-Apenteng:

     As legal counsel to United Systems Technology, Inc. (the "Company"), this letter sets forth the responses of the Company to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated May 12, 2005 (the "Comment Letter") with respect to the above-referenced Schedule 13E-3 (the "Schedule 13E-3") and Schedule 14A (the "Schedule 14A"). Enclosed herewith is one clean and one black-lined copy of Amendment No. 2 to the Schedule 14A (the "Amendment"), which, in response to the Comment Letter, includes revisions to the Schedule 14A. Also enclosed is a copy of the Company's acknowledgment letter in response to the request contained on the last page of the Comment Letter.

     For the convenience of the Staff, we have set forth below, in boldface type, the number of each comment in the Comment Letter followed by the Company's responses thereto. As applicable, after each of our responses below, we have also provided the page number of the black-lined copy of the Amendment to indicate where changes in response to your comments are located within such copy.

     1. The Company will file all correspondence submitted to the Staff in response to your comments on EDGAR, tagged as "CORRESP." Presently, such correspondence includes this response letter and our previous response letter dated April 15, 2005.

Schedule 13E-3
--------------

     2. We acknowledge the error you have identified regarding the date for previously filed Amendment No. 1 to the Schedule 13E-3, which should have been April 19, 2005. We will ensure that all future filings are executed and dated as of a current date, and will ensure that Item 16(a) of the Schedule 13E-3 is amended to appropriately incorporate by reference the most recently filed proxy statement.

Schedule 14A
------------

General
-------

     3.   We acknowledge the error you have identified regarding the form of the
          Schedule 14A filing. The Schedule 14A was inadvertently filed in definitive form. The Company did not intend to and has no intention of filing the Schedule 14A in definitive form prior to clearing all comments with the Staff. Furthermore, the Company has not yet mailed the proxy statement to any of its shareholders. Also, we will ensure that all future filings of the Schedule 14A include a separate filing of a black-lined copy of the current draft of the Schedule 14A against the previously filed draft of the Schedule 14A marked to show changes made, for use by the Staff pursuant to Rule 14a-6(h).

Summary Term Sheet
------------------

     4.   We have revised the disclosure as requested.

          [See Pages 1-2 of the black-lined Proxy Statement]

Special Factors
---------------

Fairness of the Transaction
---------------------------

     5. We have revised the disclosure as requested by deleting all references to the fairness of the transaction to affiliated shareholders and by noting the fact that the Company's four affiliated shareholders own 10,000 or more shares and will be Continuing Shareholders.

          [See Pages 6, 19, 23, 32, and 35 of the black-lined Proxy Statement]

          Regarding your supplemental response request, a significant number of the Company's unaffiliated shareholders own 10,000 or more shares. If this were not the case, then the Reverse/Forward Stock Split could potentially cash out all of the shareholders other than the four affiliated shareholders, which is not the Company's goal in effecting a going private transaction. The Reverse/Forward Stock Split is simply designed to reduce the Company's number of shareholders of records to less than 300. However, given that many unaffiliated shareholders hold their shares in street name, the Company cannot determine with any level of accuracy the total number of its unaffiliated shareholders owning 10,000 or more shares. In addition, we have revised our disclosure to reflect the statement in the first sentence above.

          [See Page 19 of the black-lined Proxy Statement]

     6.   We have revised the disclosure as requested.

          [See Page 21 of the black-lined Proxy Statement]

     7.   We have revised the disclosure as requested.

          [See Pages 20-21 of the black-lined Proxy Statement]

     8.   We have revised the disclosure as requested.

          [See Page 20 of the black-lined Proxy Statement]

     9.   We have revised the disclosure as requested.

          [See Page 20 of the black-lined Proxy Statement]

Factors in Support of the Reverse/Forward Stock Split
-----------------------------------------------------

     10. The Board of Directors has increased the cash out price to $0.08, which is now in excess of the historical market price for the Common Stock over the past year. This price increase is the result of additional deliberations by the Board of Directors with respect to:
          (i) current and historical market prices, (ii) an indication of interest letter from a third party regarding a possible offer to purchase all of the Company's outstanding shares of Common Stock (for a price per share of $0.10), and (iii) a supplemental valuation of the Common Stock by W&T (which effectively reaffirmed, in all material respects, the final Valuation Report). It should be noted that the price set forth in the indication of interest letter is based on a 100% controlling interest in the Company, whereas the Board of Directors' cash-out price and W&T's share valuation are based on a non-controlling interest in the Company. A controlling interest value is distinct from a non-controlling interest value and is not directly comparable.

          [See Pages 34-35 of the black-lined Proxy Statement]

     11.  We have revised the disclosure as requested.

          [See Page 23 of the black-lined Proxy Statement]

Deliberations of the Board of Directors
---------------------------------------

     12. We have revised the disclosure as requested. The only members of the Company's management directly involved with the going private transaction have been the Company's Chief Executive Officer and Chief Financial Officer.

          [See Page 30 of the black-lined Proxy Statement]

     13. We have revised the disclosure regarding the reverse stock split ratio as requested.

          [See Page 31 of the black-lined Proxy Statement]


Additional Revisions.
--------------------

     In addition to the items discussed above, you will note three significant revisions to the Proxy Statement.

     First, the Proxy Statement now includes a discussion regarding an unsolicited indication of interest letter received by the Board of Directors on May 11, 2005 from a third party regarding the possible acquisition of all of the outstanding shares of Common Stock, subject to certain conditions. [See Pages 5, 19, 21, 26, and 33-35 of the black-lined Proxy Statement] As discussed under "SPECIAL FACTORS - Fairness of the Transaction - Deliberations of the Board of Directors," the Board of Directors ultimately rejected the indication of interest, but did take such indication of interest into consideration in the context of the cash consideration being offered to Cashed-Out Shareholders in the Reverse/Forward Stock Split.

     Second, the Proxy Statement now includes a discussion regarding a supplemental letter presented to the Board of Directors on May 27, 2005 by W&T. [See Pages 26, 29, and 34 of the black-lined Proxy Statement] Such letter was submitted in response to the Board of Directors' request that W&T revisit its independent valuation of the Company's Common Stock for purposes of the going private transaction, taking into consideration the indication of interest above. However, as discussed under "SPECIAL FACTORS - Fairness of the Transaction - Valuation Report of W&T," W&T effectively reaffirmed, in all material respects, its earlier calculation of the fair market value, on a non-controlling interest basis, of the Common Stock.

     Third, the Board of Directors has increased the cash consideration being offered to Cashed-Out Shareholders in the Reverse/Forward Stock Split from $0.0675 to $0.08. This change appears throughout the Proxy Statement. As discussed under "SPECIAL FACTORS - Fairness of the Transaction - Deliberations of the Board of Directors," the Board of Directors arrived at the revised price taking into consideration all of the factors previously examined, plus a consideration of current as well as historical market prices, the third party indication of interest letter, and the supplemental W&T letter described above. [See Pages 34-35 of the black-lined Proxy Statement]

                              ___________________

     Should any member of the Staff have any questions or additional comments regarding the Amendment or the responses to the Staff's Comment Letter set forth above, please do not hesitate the call the undersigned at (817) 420-8209 or
(817) 420-8225, respectively.

                                                 Sincerely,



                                                 Vernon E. Rew, Jr.




                                                 Justin A. Hoover


VER:jah
Enclosures

cc:     Barbara C. Jacobs (w/ encl.)
        Assistant Director, Division of Corporate Finance, SEC

        Thomas E. Gibbs (w/ encl.)
        Randall L. McGee (w/ encl.)